July 15, 2008

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Powerwave Technologies, Inc.
Form 10-K for Fiscal Year Ended December 30, 2007
Filed February 28, 2008
File No. 000-21507

Dear Mr. Spirgel

I am writing in response to your letter dated July 1, 2008, setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) on Powerwave Technologies, Inc.’s (“Powerwave,” the “Company,” “we,” “us,” or “our”) Form 10-K for the Fiscal Year Ended December 30, 2007. We appreciate and have carefully considered the Staff’s comments on the Form 10-K and our responses to the comments are set forth below. To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which we have reproduced in italicized text.

Form 10-K for Fiscal Year Ended December 30, 2007

General

1.	We note that you recorded various restructuring and impairment charges during 2007 related to plans to consolidate operations and reduce costs. Please tell us why you concluded that disclosure under Item 2.06 of Form 8-K was not required at the time of adoption of each of these plans.

Response:

We considered various factors when evaluating whether or not to file disclosure under Item 2.06 of Form 8-K related to the various restructuring and impairment charges incurred during our fiscal year 2007. These included the materiality of the initial charge or impairment, as well as the fact that the bulk of the charges were made in connection with the preparation and review of our quarterly financial statements which are required to be included in the current period reports due to be filed under the Exchange Act and such period reports (Forms 10-Q and 10-K) were filed on a timely basis in all periods and the amount of such charges were disclosed in such reports. Management believed that it was not required to file a Form 8-K related to these various restructuring and impairment charges given that at the time of identifying the initial charge or impairment, the amount was judged to not be material to Powerwave or could not be accurately estimated at that time, and when it was determined to be material and estimatable, it was done as part of the preparation of the quarterly financial results, and such disclosures were included in our periodic reports filed under the Exchange Act.

The instruction under Item 2.06 Material Impairments, indicates the following:

No filing is required under this Item 2.06 if the conclusion is made in connection with the preparation, review or audit of financial statements required to be included in the next periodic report due to be filed under the Exchange Act, the periodic report is filed on a timely basis and such conclusion is disclosed in the report.

In order to provide a framework in which investors can better understand our restructuring activities to consolidate our operations and reduce costs, in our Form 10-K for the fiscal year ended December 30, 2007, we have consolidated our current restructuring plans into two plans, the 2006 Plan for Consolidation of Operations and the 2007 Restructuring Plan. In addition to these two plans, we incurred restructuring and integration costs related to the acquisitions of REMEC’s Wireless Systems Business in 2005 and LGP Allgon in 2004. Both in connection with all of these plans, as well as in connection with ongoing business operations, we recognized a total of $198.2 million in restructuring and impairment charges during fiscal year 2007. The 2006 Plan for Consolidation of Operations was driven by the acquisition of Filtronic’s Wireless Systems Business in 2006. The 2007 Restructuring Plan was driven by the decrease in market demand which occurred in 2007.

Included in Note 9, Restructuring and Impairment Charges and Accrued Restructuring of the Notes to the Consolidated Financial Statements included in our Form 10-K for the fiscal year ended December 30, 2007, is a detailed breakdown of the $198.2 million of total restructuring and impairment charges for 2007. Included in this amount are goodwill impairment charges of $151.7 million, intangible asset impairment charges of $2.7 million, facility asset impairment charges of $10.7 million, building impairment charges for our Swedish building of $1.0 million and inventory charges of $13.3 million. All remaining charges taken do not relate to impairment of assets and include $9.7 million related to the settlement of contractual commitments (the majority of which relates to an agreement with Celestica Corporation, for which a Form 8-K was filed on October 9, 2007), $6.1 million of severance payments related to multiple activities throughout the year, and $1.2 million of other charges.

We note that each of the above charges were either judged to not be material to Powerwave at that time, and those that we judged to be material were made in connection with the preparation of financial statements and was properly disclosed in the next periodic filing due to be filed under the Exchange Act. Accordingly, no Form 8-K was filed under Item 2.06.

Part III

Item 11.	Executive Compensation

Compensation Discussion and Analysis, Form 10-K/A, page 7

2.	It appears that you use the surveys listed for benchmarking purposes. If so, you must identify the companies in the surveys. Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers’ compensation. See Regulation S-K Item 402(b)(2)(xiv).

3.	Also, it is unclear how you benchmark each element of your executive compensation (other than base salary) against the companies included in the surveys listed. Please explain in future filings how you determine the elements and levels of your executive compensation relative to the other companies and discuss the compensation committee’s analysis of the data in materially complete detail.

4.	In future filings please provide all the additional information about the amounts that could be earned under non-equity incentive plans that is required to be disclosed in the supplemental Grants of Plan-Based Awards Table. Refer to Item 402(d)(iii) of Regulation S-K.

Response:

In our future filings, we will identify the companies included in the compensation benchmarking surveys as well as describe how we benchmark each element of our executive compensation against the companies included in the surveys utilized. We will also include a detailed description of the compensation committee’s analysis of the elements and levels of our executive compensation relative to the other companies included in the survey.

In addition, in our future filings we will clearly identify whether our executives have any additional amounts that could be earned under non-equity incentive plans, and if so, we will provide all the additional information about such amounts pursuant to Item 402(d)(iii) of Regulation S-K. As a note, we currently do not have any non-equity incentive plans other than our Annual Cash Bonus Plan, which is described in the Form 10-K/A and included in the Summary Compensation Table.

Pursuant to your request, Powerwave acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at phone number (714) 466-1608 or fax number (714) 466-5801 if you have any questions or require additional information.

Sincerely,

/s/ Kevin T. Michaels
Kevin T. Michaels
Chief Financial Officer
Powerwave Technologies, Inc.